EXHIBIT 99.1

1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

April 8, 2008	QMM: AMEX
QTA: TSX VENTURE
NR-08-08

QUATERRA DISCOVERS NEW URANIUM MINERALIZED BRECCIA
PIPE ON THE ARIZONA STRIP

High grade U3O8 discovered in a hidden breccia pipe on Quaterra’s first airborne anomaly

VANCOUVER, B.C. - Quaterra Resources Inc. today announced the discovery of a hidden breccia pipe with high-grade uranium mineralization on the first VTEM geophysical anomaly tested by drilling on the Company’s Arizona Strip Project. Discovery Hole A-01-31 intercepted a thickness of 57 feet averaging 0.33% U3O8 at a depth of 1,034 feet in a blind or “hidden” breccia pipe on the A-1 VTEM anomaly. The intercept includes a higher grade interval of 28 feet averaging 0.58% U3O8. The hidden pipe is the first new mineralized breccia pipe identified on the Arizona Strip in more than 18 years and the second hidden pipe structure ever found in the district.

“It is difficult to overstate the importance of this discovery,” says Eugene Spiering, Quaterra’s VP Exploration. “Our team has proven the concept of airborne geophysical detection of hidden collapse breccia pipes. This technique, coupled with a land position selectively staked to control these anomalies, gives Quaterra the potential of becoming a major player in the district.”

A-1 is considered a hidden pipe because the throat is not present at the surface. Drill-hole data indicate that upward growth or stoping of the collapse structure stopped more than 400 feet before reaching the Triassic/Permian contact near the surface. The Triassic/Permian contact stratigraphic level forms approximately 95% of the surface area exposed in the district. The most obvious pipe structures exposed at the surface have been found by earlier exploration. A study of breccia pipes outcropping at lower stratigraphic levels within canyons of the region indicates that two to three mineralized pipes may be present at depth for every pipe yet discovered at the Triassic/Permian horizon, making hidden pipes very attractive exploration targets.

The A-1 (airborne survey block A–anomaly 1) target is the first of more than 200 moderate to high priority VTEM geophysical anomalies defined on Quaterra’s 85 square mile property position. The mineral rights were staked following the completion of an airborne survey that covered most of the known producing mines and mineralized pipes in the Northern Arizona Strip District.

Seventeen deep holes were drilled to find the A-1 breccia pipe. Many drifted out of the pipe throat before penetrating the favorable Hermit Shale horizon. The intercepts of all holes with significant mineralization are shown in Table 1. Drill holes A-01-21, 22, 24 and 29 have mineralization in fractures marginal to the structure but not within the pipe throat. Only holes A-01-30 and 31 are known to have tested the throat within the Hermit horizon where the target remains open to expansion to the northeast.

An initial assessment of data suggests that the A-1 pipe diameter may be smaller than the average size for known breccia pipe orebodies in the district. Although the pipe has the potential for higher than average grades and thicknesses, additional drilling at A-01 will be deferred until later this year. The company’s priority is to accelerate testing of additional high-priority VTEM anomalies and it is now drilling a second target.

Mr. Eugene Spiering – VP Exploration is the qualified person responsible for the preparation of this news release.

Quaterra Resources Inc. (AMEX: QMM, TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

“Thomas Patton”

Thomas Patton, President, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@mnxltd.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Table 1
QUATERRA RESOURCES INC.
Arizona Uranium Project
A01 Target
Drill Hole intercepts

	Angle	From	To	Thickness	*eU3O8
Drill Hole	Brg / Dip	feet	feet	feet	percent
A01-21	0º/-90º	1171.0	1174.0	3.0	0.10
		1183.5	1191.5	8.0	0.11
	including	(1183.5	1184.5	1.0	0.33)
		1197.0	1201.0	4.0	0.20
	including	(1198.5	1200.0	1.5	0.35)

A01-22	0º/-90º	1059.0	1080.5	21.5	0.18
	including	(1060.5	1066.0	5.5	0.38)
	including	(1070.0	1072.0	2.0	0.30)
		1096.5	1110.0	13.5	0.21
	including	(1098.0	1107.0	9.0	0.28)

A01-24	0º/-90º	1054.5	1061.5	7.0	0.10
	including	(1055.5	1056.5	1.0	0.36)
		1073.0	1078.5	5.5	0.44
	including	(1074.0	1078.0	4.0	0.58)
		1106.0	1121.5	15.5	0.24
	including	(1107.0	1109.5	2.5	1.07)

A01-29	0º/-90º	1044.5	1071.0	26.5	0.18
	including	(1061.0	1068.0	7.0	0.40)
		1079.0	1083.0	4.0	0.10
		1117.0	1122.5	5.5	0.24
	including	(1118.5	1121.5	3.0	0.37)
		1154.0	1157.5	3.5	0.14
	including	(1156.0	1157.0	1.0	0.23)
		1188.0	1192.5	4.5	0.09

A01-30	0º/-90º	1074.0	1078.5	4.5	0.33
	including	(1076.5	1078.5	2.0	0.59)
		1113.5	1120.0	6.5	0.17
	including	(1116.0	1117.5	1.5	0.44)

A01-31	0º/-90º	1034.0	1091.0	57.0	0.33
	including	(1046.5	1074.5	28.0	0.58)
		1118.0	1124.0	6.0	0.32
	including	(1119.0	1123.0	4.0	0.45)

*In situ uranium grade is expressed as equivalent U3O8 ("eU3O8"). The grade is calculated using uranium industry standard techniques for gamma log interpretation which has been found to be an accurate representation of in-situ grades for uranium mineralization in the district as established by Energy Fuels Nuclear Inc. during their exploration and mining operations conducted on the Arizona Strip. Down hole logging was conducted by Strata Data, Casper, Wyoming and Century Geophysical Corp. with verification by Geophysical Logging Service of Prescott, Arizona. The down-hole gamma logging tools are routinely calibrated by probing standardized test pits in Grand Junction, Colorado.